K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

February 8, 2017

VIA EDGAR
Ms. Ashley Vroman-Lee
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Eagle Capital Appreciation Fund – Selective Review of Post-Effective Amendment No. 54 to the Registration Statement on Form N-1A (File Nos. 002-98634; 811- 04338)

Dear Ms. Vroman-Lee:
This letter requests selective review with respect to Post-Effective Amendment No. 54 (the “Post-Effective Amendment”) to the registration statement on Form N-1A (the “Registration Statement”) of Eagle Capital Appreciation Fund (the “Trust”) in accordance with the Revised Procedures for Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies.1  The Post-Effective Amendment was filed with the Securities and Exchange Commission (“SEC”) on January 19, 2017 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”).  The purpose of the Post-Effective Amendment is to register Class T shares of the Trust.  The Trust previously submitted a letter requesting selective review with respect to the Post-Effective Amendment on January 30, 2017.  In response to a request that I received from you by telephone on February 6, 2017, this letter updates the letter submitted on January 30, 2017 to specify the material changes included in the Post-Effective Amendment.
The disclosure in the Post Effective Amendment is the same, in all materials respects, as the disclosure in the Trust’s currently effective Registration Statement, with the exception of the disclosures relating to the Class T shares.  The Trust’s currently effective Prospectus and Statement of Additional Information (“SAI”) were last filed with the SEC in Post-Effective Amendment No. 52 to the Registration Statement on February 29, 2016 pursuant to Rule 485(b) under the 1933 Act (Accession No. 0000894189-16-008013).  The Trust’s Prospectus and SAI were last reviewed by the Staff in Post-Effective Amendment No. 47 to the Registration Statement, which was filed with the SEC on December 13, 2013 pursuant to Rule 485(a) under the 1933 Act (Accession No. 0000898432-13-001593).  The material changes to the Trust’s currently effective Prospectus and SAI that are included in the Post-Effective Amendment are described below:

1 Investment Company Act Release No. 13768 (February 15, 1984).

Ms. Ashley Vroman-Lee
February 8, 2017

Prospectus
Fund Summary
1)	Fees and Expenses of the Fund:
a.	The narrative above the fee table has been revised to reflect sales load waiver information applicable to Class T shares.
b.
The fee table has been revised to reflect certain fee and expense information applicable to Class T shares, as well as to note that certain expense information that will be provided will be based on estimated expenses for the current fiscal year.  Complete expense information will be included in a subsequent post-effective amendment to the Trust’s registration statement, which will be filed with the SEC pursuant to Rule 485(b) under the 1933 Act.

c.	A footnote to the fee table has been added to reflect that a contractual fee waiver will be in effect for Class T shares through April 1, 2018.
2)	Expense Example: The narrative that precedes the expense example has been revised to disclose that the example will reflect the fee waiver/expense reimbursement arrangement for Class T shares.
3)	Performance:
a.
The narrative that precedes the bar chart has been revised to explain that the bar chart and table illustrate returns for the Trust’s Class A shares, and that the performance information in the annual return table has been adjusted to reflect the applicable sales charges for Class T shares.

b.
Disclosure has been added below the table to indicate that no performance is presented for Class T shares.  Disclosure also has been added to indicate that each of the Trust’s share classes is invested in the same portfolio of securities, and the annual returns would have differed only to the extent that the classes do not have the same sales charges and expenses.

4)	Purchase and Sale of Fund Shares: The disclosure has been revised to describe the eligibility requirements applicable to Class T shares.
Statutory Prospectus
1)
Management of the Fund: The disclosure has been revised to leave blank the effective fee rate paid by the Trust for the fiscal year ended October 31, 2016, include the administrative services fee rate applicable to Class T shares, and reflect the applicable expense cap for Class T shares.

Ms. Ashley Vroman-Lee
February 8, 2017

2)	Rule 12b-1 Distribution Plan: The disclosure has been revised to describe the Rule 12b-1 fee to be paid by Class T shares.
3)
Your Investment: Disclosure has been added to describe the features of Class T shares, including applicable sales charges, information regarding reductions or waivers of sales charges, minimum investment requirements and eligibility requirements.

Statement of Additional Information (“SAI”)
1)	No information regarding Class T shares has been added to the SAI.
2)	Investing in the Fund: Information that is not applicable to Class T shares (e.g., Investment Programs and Exchange Privilege) has been deleted.
3)	Redeeming Shares: Information that is not applicable to Class T shares (e.g., Systemic Withdrawal Plan and Waiver of CDSC) has been deleted.
4)
Management of the Fund: This section has been revised to reflect changes in Trust’s trustees and officers and to reflect that certain additional information as of the end of the Trust’s most recent fiscal year (October 31, 2016) will be added.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.
Sincerely,
/s/ Kathy Kresch Ingber
Kathy Kresch Ingber
cc:            Susan L. Walzer
Daniel R. Dzibinski
  Eagle Asset Management, Inc.